Brag House Holdings, Inc.

45 Park Street,
Montclair, NJ 07042

February 11, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rebekah Reed

Re:	Brag House Holdings, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed February 4, 2025
File No. 333-280282

Dear Ms. Reed:

By letter dated February 10, 2025, the staff (the “Staff,” “you” or “your”) of the Division of Corporation Finance of the U.S. Securities & Exchange Commission (the “Commission”) provided Brag House Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form S-1/A (File No. 333-280282) filed on February 4, 2025 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. In response to the comments and to update certain information in the Registration Statement, the Company is filing Amendment No. 6 (the “Amendment”) to the Registration Statement on Form S-1 with the Securities and Exchange Commission. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 5 to Registration Statement on Form S-1 filed February 4, 2025

Summary Financial Data, page 13

1.	Please remove the December 31, 2023 as adjusted balance sheet information from the filing.

RESPONSE: The Company has revised its disclosure in the Amendment to address the Staff’s comment removing the as adjusted balance sheet information from the filing.

Risk Factors

Risks Relating to This Offering and Ownership of Our Common Stock

A substantial portion of our total issued and outstanding shares may be sold..., page 36

2.	Please supplement this risk factor to acknowledge that this registration statement facilitates the resale of shares into the public market by the selling stockholders, and address any potential impacts to the market price of your common stock. Explain, if true, that due to the minimum value guarantee attached to the resale shares held by Artemis Ave LLC and EVEMeta, LLC, and the value at which the other selling stockholders acquired their shares, they may be willing to accept a lower price for the resale shares.

RESPONSE: The Company has revised its disclosure in the Amendment to address the Staff’s comment adding risk factor disclosure related to the resale of shares in to the public market by the selling stockholders.

Business

Partnerships, page 65

3.	We note your response to prior comment 5. In addition to summarizing the nature of your Sales Representation Agreement with Learfield Communications, disclose its material terms. For example, highlight term and termination provisions, and discuss the revenue share and commission provisions set forth in Sections 5 and 6 of the agreement.

RESPONSE: The Company has revised its disclosure on page 65 of the Amendment to disclose the material terms of the Sales Representation Agreement with Learfield Communications.

Principal Stockholders, page 82

4.	Disclose the natural person with voting and dispositive control over the shares held by Artemis Ave LLC. Provide a business, mailing, or residence address for Nikolas James West. Refer to Item 403(a) of Regulation S-K.

RESPONSE: The Company has revised its disclosure on page 82 of the Amendment to disclose the natural person with voting and dispositive control over the shares held by Artemis Ave LLC as well as provide the address for Nikolas James West in accordance with Item 403(a) of Regulation S-K.

General

5.	Please revise to include the "Offering" section applicable to the resale offering in the set of alternate pages following the back cover of the IPO prospectus. In addition, clarify where appropriate in the alternate pages the lock-up provision(s) that will apply to the resale shares. We note your disclosure at page Alt-4 that the resale shares to be offered by Artemis Ave LLC and EVEMeta, LLC will be subject to a 30-day lock-up period, but it is unclear whether the remaining resale shares will be subject to any lock-up provisions.

RESPONSE: The Company has revised its disclosure in the set of alternate pages of the Amendment to address the Staff’s comment to include the “Offering” section related to the resale offering, as well as clarify the lock-up provisions that will apply to the resale shares.

Thank you for your assistance in reviewing the Amendment.

Sincerely,

/s/ Lavell Juan Malloy, II
Lavell Juan Malloy, II Chief Executive Officer

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